Exhibit 8.1

List of Subsidiaries

Subsidiaries:	Jurisdiction of Incorporation

RDA Microelectronics (BVI) Inc. (“RDA Micro BVI”)	BVI
RDA International, Inc. (“RDA International”)	BVI
RDA Technologies Limited (“RDA Hong Kong”)	Hong Kong
RDA Microelectronics (Shanghai) Co., Ltd. (“RDA Shanghai”)	Shanghai, the People’s Republic of China
RDA Microelectronics (Beijing) Co., Ltd. (“RDA Beijing”)	Beijing, the People’s Republic of China